Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following communication contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this earnings call.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of Symantec’s Q4 2005 Earnings Conference Call on May 4, 2005.

FINAL TRANSCRIPT

Thomson StreetEventsSM

SYMC — Q4 2005 Symantec Earnings Conference Call

Event Date/Time: May. 04. 2005 / 5:00PM ET
Event Duration: 1 hr

OVERVIEW

SYMC reported GAAP EPS of $0.16 and revenues of $713m for 4Q05. Co. reported GAAP EPS of $0.74 and revenues of $2,583m for FY05. For 1Q06, SYMC expects revenues to be in the range of $700-720m and GAAP EPS at the midpoint of the revenue guidance is forecasted at $0.23. Q&A Focus: Share buyback, DSO, ESM, VERITAS merger, FX & guidance.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

CORPORATE PARTICIPANTS

Helyn Corcos
Symantec – IR

Greg Myers
Symantec – CFO

John Thompson
Symantec – CEO

CONFERENCE CALL PARTICIPANTS

Brian Thackly (ph)
Deutsche Bank – Analyst

Sarah Friar
Goldman Sachs – Analyst

Daniel Cummins
UBS – Analyst

Philip Winslow
Credit Suisse First Boston – Analyst

Chris Dibiazi (ph)
Smith Barney Citigroup – Analyst

Peter Kuper
Morgan Stanley – Analyst

Joel Fishbein
Janney Montgomery Scott – Analyst

Sterling Auty
JP Morgan – Analyst

Michael Turits
Prudential Equity Group – Analyst

Rob Owens
Pacific Crest Securities – Analyst

Robert Breza
RBC Capital Markets – Analyst

Curtis Shauger
CIBC World Markets – Analyst

Ed Maguire
Merril Lynch – Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to Symantec Corporation fourth quarter earnings release conference call. Today’s call is being recorded. At this time, I would like to turn the call over to Ms. Helyn Corcos, Vice President of Investor Relations. Please go ahead.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Helyn Corcos - Symantec — IR

Good afternoon and thank you for joining us. With me today are John Thompson, Chairman of the Board and CEO of Symantec, and Greg Myers, Senior Vice President of Finance and CFO. In a moment, I will turn the call over to Greg. He will discuss our financial results for the fiscal fourth quarter and fiscal year 2005, which ended April 1, 2005. He will also review Symantec’s guidance for the June 2005 quarter as outlined in the press release. John will then discuss highlights of our performance and provide a brief update on integration planning for the Symantec and VERITAS merger. This will be followed by a Q&A session.

Please note Symantec will not be providing fiscal year ‘06 guidance for the stand-alone company, nor are we updating previously stated guidance for the merged Symantec VERITAS entity today. Our plans are to update guidance after the close of the merger. Today’s call is being recorded and will be available for replay on Symantec’s Investor Relations home page. In addition to today’s press release, a copy of our prepared remarks and supplemental financial information is also available on the Investor Relations website.

Before we begin, I would like to remind everyone that some of the information discussed on this call, particularly our revenue and operating model targets for the coming quarter and fiscal year, contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations. Actual results may differ materially from those set forth in such statements. Additional information concerning factors that may cause actual results to differ can be found in the Company’s filings with the U.S. Securities and Exchange Commission.

In addition to reporting financial results in accordance with GAAP, with Generally Accepted Accounting Principles, or GAAP, Symantec reports non-GAAP financial results. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which can be found in the press release and on the Investor Relations website. Lastly, investors and security holders are urged to read the preliminary proxy statement or prospectus filed in connection with our merger transaction involving VERITAS Software.

Copies of the preliminary prospectus, as well as other filings containing information about Symantec and VERITAS, are available without charge from each company or at the SEC’s website. Information regarding the participants in the proxy solicitation is contained in our respective annual proxy materials filed with the SEC.

And now, it is my pleasure to introduce our CFO, Greg Myers.

Greg Myers - Symantec — CFO

Thanks, Helen. Good afternoon, everyone, and thank you for joining us for today’s earnings release. I’m very pleased to provide you with the financial details for the March quarter, the final quarter of our fiscal year 2005. Revenue for our March 2005 quarter was $713 million, up 28% from last year’s revenue of $556 million. Revenue for our fiscal year ended in March, 2005, was 2 billion 583 million dollars, 38% higher than the billion 870 million dollars for fiscal year 2004.

GAAP earnings per share of $0.16 for the quarter was consistent with last March GAAP earnings per share of $0.16. Our fiscal year EPS of $0.74 was 37% higher than the $.54 cents posted in fiscal year 2004. It should be noted that the reported EPS included a one-time tax expense of $54 million related to a $625 million cash repatriation, of which $500 million was related to the Job Creations Act passed by Congress last year. This reduced our EPS by approximately $.07 per share. Non-GAAP earnings per share for the quarter was $0.25, 39% higher than March 2004 quarter’s non-GAAP earnings per share of $0.18.

Our fiscal year earnings per share was $0.87, 47% above the $0.59 reported for fiscal year 2004. Non-GAAP earnings per share excludes charges of $67 million for the quarter and $98 million for the fiscal year related to the amortization of acquisition related charges, the amortization of deferred compensation, restructuring charges, patent settlement charges, integration planning expenses associated with our merger with VERITAS, and the associated tax benefits, and the one-time effects associated with the Company’s cash repatriation of the Jobs Creation Act.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Revenue by segment for the March 2005 quarter and our fiscal year ended March 2005 were as follows: consumer revenue was $361 million, and grew 34% over the March 2004 quarter, and for the fiscal year 2005, revenues were 1 billion, 315 million dollars, and were 51% higher than the fiscal year 2004. Norton Internet Security was our highest performing consumer product for the quarter and the fiscal year, and this comprised 35% of our consumer revenues in fiscal year 2005, as compared to 27% in fiscal year 2004.

The mixed revenue mix in the March 2005 quarter was at 38% of consumer revenues. The continued growth in this punctuates the unique value consumers are finding in this robust internet security product. In addition, we experienced continued revenue growth in our electronic distribution channel where our east door front subscription renewal business and OEM subscriptions grew 79% in fiscal year 2005 and 54% of the March 2005 quarter.

Enterprise revenue totaled $352 million, 22% over the March 2004 quarter. And for fiscal year 2005, revenue of 1 billion 268 million was 27% higher than fiscal year 2004. Revenue by segment is as follows: enterprise security revenue for the March 2005 quarter was $256 million and grew 23% over the March 2004 quarter; revenue for the year was at $927 million, 26% over fiscal year 2004; enterprise administration revenue was $78 million and grew 14% versus the same quarter last year; for the fiscal year, revenue was $284 million, 29% over fiscal year 2004. Service revenue was at $18 million for the quarter and $56 million for the fiscal year, growing 60% and 35%, respectively.

International revenues accounted for 52% of both current quarter and fiscal year revenues. For the quarter, international revenues were $372 million and grew 25%, with the fiscal year revenues of a billion 347 million up 38% over last year. U.S. revenues for the quarter were $341 million and grew 31%. In fiscal year, U.S. revenues were 1 billion 236 million and grew 38%. The revenue impact related to foreign exchange as the dollar weakened against the euro and the sterling had a $15 million favorable effect on our revenue as compared to the March 2004 quarter and $74 million for the fiscal year. The benefit to net income from the currency impact was $5 million for the quarter and $29 million for the fiscal year.

Non-GAAP gross margin was 84.6% for the March 2005 quarter and 84.4% for the fiscal year. Gross margins have remained around 84.5% across the fiscal year, with the most notable changes coming from higher margins due to an increase in our higher margin online business and lower royalty payments for licensed technology. This was partly offset by higher costs associated with our OEM arrangements. Non-GAAP operating expenses of $351 million were 49% of revenue for the March 2005 quarter. This compared favorably to the March 2004 quarter where expenses of $292 million were at 52% of revenue. For the fiscal year, non-GAAP operating expenses of a billion 291 million grew 28% over fiscal year 2004.

The most notable driver of expenses over the last year has been increases in head count and head count related expenditures. Head count at the end of the March quarter was at 6,395 employees. Head count growth as compared to the March 2004 quarter was 20.5%. Excluding employees from our recent acquisitions, head count grew 16%. Non-GAAP net income was $186 million for the quarter; this was 48% higher than the March 2004 quarter’s non-GAAP net income of $126 million. For the fiscal year, non-GAAP net income was $634 million, 54% higher than the fiscal year 2004.

Symantec’s balance sheet continued to be very liquid as we exited the March quarter. Cash and short-term investments of 3 billion 207 million comprised 57% of total assets. For the quarter, cash flow from operating activities was $372 million, and for the year it was 1 billion 226 million. U.S. based cash of 1 billion 777 million, fueled by the addition of $625 million in repatriated cash during the quarter, $500 million of which came from the Jobs Creation Act, made up 55% of our cash balance as we exited the March quarter.

The Company’s net accounts receivable balance at the end of the March 2005 quarter was $285 million, $26 million higher than last March. Days sales outstanding were 36 days, as we exited the March 2005 quarter, versus 42 days at the end of the March 2004 quarter. Deferred revenue at the end of the March 2005 quarter was 1 billion 330 million, up $359 million, or 37% from last March. Given this deferred base, $488 million, or 69% of our expected June 2005 revenue, will come from the balance sheet.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Now, I would like to take a moment to discuss our expectations for the upcoming June 2005 quarter. First, it should be noted that our guidance excludes any impact associated with our proposed merger with VERITAS. In addition, our outlook assumes no significant changes in the current economic or competitive climates over the next three months, as compared to the business climate we are currently experiencing as we exit the March quarter. Our forecast does address the seasonal nature of the June quarter, where our corporate channel tends to flatten out with the prior March quarter, due to the sales push at the end of the fiscal year.

And secondly, consumer results tend to flatten with the prior March quarter in the Northern Hemisphere, as summer activities generally have a slowing effect on software spending for our products. Finally, it should be noted that there are a series of forward-looking statements in today’s guidance. In order to clearly understand the risks involved, it is recommended that each investor review the factors outlined in the latest Form 10-Q filing.

As such, for the June 2005 quarter, our guidance is as follows: revenue is estimated between $700 million and $720 million; GAAP EPS at the midpoint of the revenue guidance is forecasted at $0.23; non-GAAP earnings per share at the midpoint of the revenue guidance, excluding $15 million of expenses related to the amortization of acquisition-related intangibles and the amortization of deferred compensation and any merger-related fees associated with our announced merger with VERITAS, is forecasted to be $0.25.

With regards to guidance beyond June, the Company would expect to update its guidance with the balance of FY ‘06 on a conference call shortly after shareholder approval of Symantec’s merger with VERITAS. Now, I would like to hand the call over to John to give you additional details on the quarter.

John Thompson - Symantec — CEO

Thanks, Greg. Our performance in the March quarter capped another stellar year of accomplishments for Symantec. We acquired five new companies, grew team Symantec to almost 6,400 employee, expanded our sales force by almost 10%, and delivered segment-leading growth in an increasingly competitive infrastructure software market. Following a strong fiscal 2004, Symantec grew revenue 38% to almost $2.6 billion and produced revenue earnings. Non-GAAP earnings per share grew 47% to $0.87. We saw our deferred revenue pool for the fiscal year grow by almost $360 million, an increase of 37%.

As we enter yet another challenging IT spending environment, we have better visibility into our revenue stream than ever before, and we exit the year with $3.2 billion in cash and short-term investments. Our geographic reach is unmatched by anyone in the sector. In fact, every region posted strong, double-digit growth rates. International revenues accounted for 52% of total revenue, and grew 38% compared to the prior fiscal year, and the Americas showed its real strength by growing 37% in one of the most competitive markets in the world.

Our consumer segment was the star performer again this year, rising an astonishing 51%. Revenue reached $3.1 billion, well beyond — or I’m sorry, $1.3 billion, well beyond our expectations. The team focused on delivering award-winning products and expanding our customer reach. We shipped almost 26 million boxes throughout the year, in addition to the tens of millions of electronic transactions we conducted with customers and partners around the world. Our enterprise business also performed quite strongly. Revenue grew 27% to 1.3 billion. Enterprise customers around the world have chosen Symantec’s products and services to secure and manage their IT infrastructure and ensure compliance with rapidly changing regulatory requirements.

During fiscal 2005, we booked almost 1,350 enterprise deals greater than $100,000; that’s 64% more than we booked in fiscal 2004. The number of million dollar deals increased by 85%. This represents a very solid starting position for fiscal 2006. Symantec ended a remarkable year with very solid results in the March quarter. Let me provide some additional comments on the quarter’s results.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

As we finished the fiscal year, we were very pleased with the performance of all segments of our enterprise business. We recorded 22% year-over-year growth in our enterprise sales for the March quarter. On a worldwide basis, our sales team generated 401 deals greater than $100,000; 109 deals greater than $300,000; and 22 deals greater than 1 million. We generated 100% more million dollar deals than a year ago. 61% of the large deals involve multiple Symantec enterprise products and services, and the number of multi-product, large deals is up 109% year-over-year.

Providing customers with the breadth and depth of our product portfolio is instrumental in our success in booking large transactions. Customer wins came from numerous industries and verticals, with large enterprise buyers such as Citrix Systems, Fiserve, Softbank BB, the University of Oklahoma, Providence Health Systems, and Lee Enterprises. Our enterprise security group posted another sensational quarter with 23% growth in the March quarter versus the year-ago period. Enterprise AntiVirus remains the most significant contributor to the mix, and continues to perform to expectations, posting nearly 20% growth in the quarter.

During the quarter, we added spyware and adware capabilities to Symantec Client Security 3.0 and Symantec AntiVirus Corporate Edition 10.0. These new versions provide enterprise customers with comprehensive protection by automatically detecting and removing spyware, as well as providing integrated fixed tools to repair damage caused by these threats. In February, Symantec was once again positioned as a leader in Gardner’s magic quadrant for enterprise antivirus. We have held that position since Gardner first started issuing the report in 2002.

Our anti-spam technologies continue to perform ahead of expectations. Bookings for this product increased over 20%, sequentially, compared to the December 2004 quarter. During the quarter, we launched a hosted mail security solution. This new offering provides comprehensive protection against spam, viruses, and other unwanted content for inbound and outbound e-mail traffic, and it’s backed by the Symantec security response team. We now offer anti-spam technology to customers as a software or appliance offering, and as well as a hosted service for those looking for this form of convenience. This flexibility for customers is unmatched by others in the marketplace.

Initial response for the 8100 and 8200 series of mail security appliances has been very strong. These appliances provide a fully integrated and self contained mail security management environment that not only protects the users from unwanted e-mail, but also protects the mail infrastructure from spam traffic, reducing the need for additional processor or storage capacity. Our integrated Gateway security appliances continue to perform well in the marketplace as we grew this business almost 50% in the March quarter, compared to the March quarter last year. The Symantec Gateway Security 300 and 400 series of appliances for small office environments contributed to the strong growth in the quarter.

In particular, a new part — channel partner relationship in Japan resulted in the shipment of several thousand of these units to small and mid-sized customers. The Network Security 7100 series earned a rating of market leader in META Group’s Network Intrusion Control Report. META evaluated the products and services of 12 intrusion detection and prevention vendors and singled out Network Security 7100 for its focus on root cause signatures to reduce false positives and tuning time, its deep experience in threat analysis, which assists in creating vulnerability-based signatures with higher reliability, and for having the broadest set of capabilities in the product line.

With well over 3,000 unique security checks, our enterprise Security Manager product provides a comprehensive set of security compliance checks and templates for key regulations and standards, such as Sarbanes-Oxley, HIIPA, ISO 17799, and BOSL 2. Our ESM is really starting to gain momentum and highly regulated industries such as health care and financial services. Just last quarter, we had customer wins with several, very large financial institutions, and ESM was a major component of the largest commercial deal we’ve ever booked with an enterprise customer. Our ESM customer list now includes four of the top five financial institutions, and we also have a strong presence in aerospace companies and government agencies. And functional enhancements planned for this quarter should help us extend our leadership position.

Coming off a very strong December quarter, we were pleased with our enterprise Administration groups, where they posted 14% growth over the March quarter of last year. Unfortunately, pcAnywhere continues to be a drag on this business. If it were

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

not included in the results, the enterprise administration business would have posted 26% growth in the quarter compared to March of ‘04. The team’s ability to integrate the enhanced technology capabilities from power quest and on technology to create the LiveState recovery platform continues to generate momentum in this segment.

The integration of PowerQuest and On Technology to create the LiveState recovery platform continues to generate momentum in this segment. The integration of PowerQuest and On are part of our excellent history of being able to take new technology and new teams and weave them into the fabric of Symantec to create an even more compelling offering to our customers. We recently launched the LiveState Client Management Suite and the LiveState Recovery 3.0. These solutions are critical components in helping organizations ensure the resiliency of their IT infrastructure.

LiveState Client Management offers a comprehensive configuration and life cycle management solution for client devices in highly distributed, heterogeneous enterprise environments. LiveState Recovery Manager offers a centralized, policy-based system and data protection management solution for enterprise data centers, distributed computing environments, and remote locations.

As you well know, the channel has always been key to Symantec’s success. We currently have over 20,000 partners selling our market-leading products, solutions, and services. Relationships drive this business, and Symantec was recently named 2005 CRN Channel Champion, earning six awards across three security categories. In addition, for the fourth consecutive year, Symantec was recognized by VARBUSINESS Magazine as a top IT vendor in terms of both breadth and depth of our channel partner programs.

Our services group also put together another solid quarter. Revenue grew 60% compared to the March quarter last year. Contributions from our recent acquisitions of LIRIC and Active State helped to propel our consulting revenues. During the quarter, we expanded our Symantec managed security service to support a more comprehensive list of intrusion prevention devices. The new, monitored and managed IPS service supports our own Network Security 7100 series, as well as other network-based IPS offerings from all the major players in this segment.

In addition, we augmented our MSS business with the launch of the Symantec Systems Continuity Service. By identifying security, network, and storage risk, our consultants provide a detailed action plan and policy recommendations. This helps customers rapidly recover from unforeseen systems attack, helps meet regulatory compliance requirements, and maintain continuous availability.

We’re also very proud of our DeepSight Alert Services as it was named “the clear choice winner” by Network World in a rigorous comparative review of seven vulnerability alerting services. Our DeepSight services deliver personalized vulnerability and malicious code alerts to inform organizations of new potential threats across more than 18,000 distinct product versions. Today, we announced a new, multi-year contract with the U.S. Department of Homeland Security for DeepSight Alert Service and threat management system. The DeepSight services will underpin the U.S. computer emergency readiness teams as they work to improve security preparedness and response to cyber attacks within the U.S. This contract is a real endorsement of DeepSight’s stature and capabilities.

Overall, our enterprise business continues to build momentum. Now, let’s take a look at our consumer performance. Our consumer business for the fiscal fourth quarter continued to perform beyond our expectations. With revenue growth of 34% versus the March quarter last year, the consumer segment represented 51% of total revenue during the March quarter. Our electronic distribution channels, which include OEM, online, and subscription renewals, posted revenue of $195 million and growth of 54% versus the period a year ago. Electronic distribution represents 54% of the consumer business during the March quarter.

Key to our growth had had been the strength of our Norton Internet Security Suite, which grew 67% over March of last year and represents 38% of the consumer mix. A few weeks ago, we delivered the first versions of the integrated Norton Internet Security AntiSpyware edition to our premiere OEM partners, and this week, Dell became the first to market with the new edition.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

We also launched the retail beta version of this product, which we expect to announce general availability of later this quarter. This version of Norton Internet Security is designed to provide realtime protection and automatic removal of spyware and adware from users’ computers and prevent new spyware risk from impacting the PC in the future. The retail price for the AntiSpyware edition will be $79.95; this is $10 higher than the base price for the Security Suite.

Today, we announced an expanded relationship with HP. Norton Internet Security 2005 will be preinstalled on all new HP consumer desktop PC’s providing comprehensive security protection to HP customers worldwide. During the quarter, we added over 2 million new paying customers through our IFP relationships. In addition, we added four new global ISP partners. These ISPs offers subscribers our Symantec consumer security software as a monthly-priced service. Our ISP model was designed to be mutually beneficial to both Symantec and our partners, thereby representing a win-win for both. We’re pleased with the results of this strategy and its ability to generate real revenue results.

For over 20 years, Symantec has delivered peace of mind to hundreds of millions of PC users around the world. And we have a long-standing commitment to strengthening our Norton brand of consumer solutions. We look forward to 2006 with great optimism and a solid foundation with both our customers and channel partners around the world.

On the merger front, we are still in discussions with the SEC to finalize our joint proxy statement. This process is taking much longer than we had hoped. Once we finalize this process, we will be in a better position to announce our expectations for the shareholder meeting and close date. We hope to make an announcement shortly.

We remain excited about a merger with VERITAS and continue to believe it is in the best interest of the stockholders of both companies. The combination better positions us to help customers build a resilient infrastructure, manage a complex heterogeneous environment, and reduce risk, and it will help us improve our customers’ ability to bounce back from disruptions when they occur and continually optimize performance.

During the past few months, we’ve announced leaders in every area of the new organization. We’ve identified where the cost synergies exist. We’ve outlined product plans for the first 24 months. We finalized the sales coverage model and have identified early revenue synergy opportunities. And last, but not least, we have outlined a strategy for back office infrastructure integration.

The combined company will draw from the best practices of both Symantec and VERITAS. For instance, we will leverage our combined expertise to ensure that we’re providing the best levels of support to all our customers. In addition, we will leverage industry best practices and solicit feedback from our channel partners to develop a program that serves our partners’ needs best. Following day one, you can expect to see product solutions and general product interoperability in three areas.: resilient infrastructure, e-mail management, and regulatory compliance.

Within six to 12 months, we will have a common user interface and we will move toward a common licensing model. Then we will get into deeper integration with new functionality based upon combined features and a common architecture. Both Gary Bloom and I continue to believe that this merger is in the best interest of the stockholders of both companies. We continue to work toward closing this transaction as quickly as possible.

In closing, our business has never been stronger. Our relationships with customers and partners around the world have been enhanced by the execution of our team, and the addition of VERITAS will only make us stronger. We’re planning another year with strong focus on execution of our strategy to help customers improve the integrity of their information assets. By building on the combined strengths of VERITAS and Symantec, no other company in the industry is as well-positioned as we are, and no team is more excited about their prospects than we are. We believe we have the depth and breadth in our solutions portfolio and talent on our team to engage with customers and win. And the success of the past 12 months and the excitement I see as I engage with our team in planning for the coming year gives me confidence we can execute our plan.

With that, I will turn it back to Helyn to see if we can take questions from you.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Helyn Corcos - Symantec — IR

Thanks, John. Keith, will you please begin polling for questions.

Operator

[OPERATOR INSTRUCTIONS].

Helyn Corcos - Symantec — IR

While Keith is polling for questions I would like to announce that Symantec plans to attend the following upcoming conferences: The JP Morgan conference in San Francisco on May 17th; the NASDAQ conference in London on May 17th; and the SG Cowen conference in New York on June 1st. For a complete list of investor-related events, please visit our events calendar on the Investor Relations website. Keith, we are ready for our first question.

Operator

Thank you. We will go first to Todd Raker with Deutsche Bank. Please go ahead.

QUESTIONS AND ANSWERS

Brian Thackly - Deutsche Bank — Analyst

Hi, gentlemen. This is Brian Thackly for Todd. I guess first question will be on the consumer business. Also, if we look at kind of the deferred revenue line, deferred revenue 133, I think, Greg, you guided to 135 last quarter; consumer was kind of flat, sequentially. Can you talk about the dynamic that’s going on there and how we should think about growth in this business going forward?

Greg Myers - Symantec — CFO

I don’t know. Clearly, these are huge numbers we’re talking a billion 330. We’re not quite that accurate within 5 million, let me be clear. But anything that is growing at 37% is an absolute home run, and I will never make excuses for that. This is about as strong a consumer quarter as any company in this industry is going to produce and especially in these more difficult times. So I’m feeling really powerful about our consumer business, and I’m feeling very strong about the billion 330 that gives us 69% visibility into the coming period.

Brian Thackly - Deutsche Bank — Analyst

Thank you. And can you update us on the share buyback, in terms of — stock stays at these levels, how aggressive you will be once you are allowed to kind of get back into the market?

Greg Myers - Symantec — CFO

We continue to focus on two concepts as we think about the stock buyback, after we close our transaction with VERITAS. One is predictability and sustainability across our earnings models, and then the other would be more of an ASR approach, which gives you more of a quick bang on EPS but could have some variability as we would think our stock might rise into the future.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

And so we will continue to look at the merits of both an open market plan and an ASR plan as we think about our $3 billion stock buyback in the future.

Brian Thackly - Deutsche Bank — Analyst

Thank you, gentlemen.

Operator

We will go next to Sarah Friar with Goldman Sachs. Please go ahead.

Sarah Friar - Goldman Sachs — Analyst

Good afternoon, everyone. John and Greg, with regard to your guidance, and it’s a question, really, around the overall environment right now, what you incorporating into that with regard to, firstly, any impact or disruption to your sales force as you go forth with the merger, and then, secondly, just your overall sense for purse strings; how are CIOs, CSOs feeling right now with regard to spending on larger deals?

John Thompson - Symantec — CEO

Well, if the March quarter was any indication of the sentiment from CIOs, we feel pretty strongly about our business. As you may remember from the call, we announced that we did 401 deals above $100,000, 22 above a million dollars, and the pipeline as we enter this quarter continues to be quite strong, very solid, like it was as we entered the March quarter. That being said, there are obviously going to be changes that will be made in territory alignments. What we have agreed with VERITAS is that we will minimize account coverage disruptions to the extent where that’s possible.

We may even have joint coverage of many of the largest enterprise for a period of time to make sure that we don’t upset relationships that have real value to customers day in and day out. So we think this is a normal, so to speak, if you will, June quarter for us with the added dimension of planning for a very, very significant transaction, one that over time will produce incredible results for Symantec and its shareholders.

Sarah Friar - Goldman Sachs — Analyst

Okay. And then just given where the DSOs came in lower than a year ago, it seems like linearity was more straightforward this quarter, or less back-end loaded, I guess is what I’m trying to say. Should we read anything into that in terms of maybe a slowing toward the end of the quarter?

Greg Myers - Symantec — CFO

No. In fact, just the opposite. I would give all the credit to our credit and collections teams, and the standpoint that we are generating very powerful revenue that does generate cash.

John Thompson - Symantec — CEO

And as a more of the consumer business shifts toward the electronic model, that helps to smooth cash flows as well.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Sarah Friar - Goldman Sachs — Analyst

Okay. Great. And then just maybe just a final question on Microsoft, just obviously, the huge elephant in the room. I mean any updated thoughts on the strategy you will take to defend yourself once the Microsoft AV solution is out there, and in particular, any thoughts you can give to changing how structure your price or changing things like the term of your subscription, for example.

John Thompson - Symantec — CEO

Well, Sarah, I don’t think it would be appropriate for us to show our hand on what we’re going to do with Microsoft, other than to say that we are prepared to compete. We will compete on a combination of technology, which we continue to believe is stronger than anything we’ve heard about from Microsoft to date; the strength of our relationships with our channel partners; and most importantly, the strength of the relationships that we have with tens of millions of consumers around the world.

Our hope is that Microsoft will eventually wake up and realize that they are better served to partner with us than to compete with us. But to the extent that they blithely follow the path they’re on, we are prepared to compete, and we firmly believe we have a better chance of winning than anyone who has ever competed against them before.

Operator

We will take our next question from Daniel Cummins with UBS. Please go ahead.

Daniel Cummins - UBS — Analyst

Thank you. Just — I wondered if we could just first clarify, John, did you say you got two million new paying customers just through the new ISP agreements or your existing ISP agreements?

John Thompson - Symantec — CEO

New — existing ISP agreements. We booked four new ISP customers during the quarter.

Daniel Cummins - UBS — Analyst

Right. Okay. Existing ISPs. Okay. In general, though, I wanted to ask about the ESM. I thought you might be talking about that today. As you look away from AntiVirus in Enterprise Security, is that really, the number one success story? Can you tell us, is it more being pulled forward by the HIIPA security requirements or Sarbanes-Oxley? Can you just kind of give us a sense on what the book of business looks like on that platform looking out six or twelve months?

John Thompson - Symantec — CEO

Yes. ESM had very strong performance, particularly in the North America marketplace, where they tend to be more sensitive to the regulatory compliance environment. So financial services, health care, aerospace, and government are areas where ESM continues to perform very, very solidly. We believe that the enhancements that we have planned for ESM this quarter will further extend our lead in that important software category. There are two management technologies that we think are critical to our company as we move forward: ESM being one, and Incident Manager being the other.

Both of those will be managed by a common engineering team where we will leverage the capabilities of the common team and the capabilities of our response team that is associated with our MSS business. So we would expect as the regulatory

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

compliance environment continues to heighten the sensitivity of customers, ESM will be a larger component of the overall enterprise security business.

Daniel Cummins - UBS — Analyst

Can I just ask a follow-up on that — the wins that you talked about today, are those — is all the business you’re looking at, green field, are you getting any displacements of either, [Tivoli] or any of the start-ups that have been around for four or five years?

John Thompson - Symantec — CEO

Well, Tivoli really doesn’t play in this space per se, and what we have seen is a couple of displacements — during the last quarter from smaller, less well established global players. We think that trend can continue, particularly as we put more functionality into the product to address some of the things that customers would like to see enhanced.

Operator

We will take our next question from Phil Winslow with Credit Suisse First Boston. Please go ahead.

Philip Winslow - Credit Suisse First Boston — Analyst

Hi, guys. Good quarter.

John Thompson - Symantec — CEO

Thank you.

Philip Winslow - Credit Suisse First Boston — Analyst

I just wanted to spend just a little bit of time on the deferred revenue line once more. You did see a bit of a slowing this quarter versus, really, over the past couple of years. Do you see any changes on the renewal rate side from an enterprise standpoint? Obviously, your consumer is quite strong.

Greg Myers - Symantec — CFO

Generally, we don’t think about all the details within our deferred revenue. There are so many ins and outs. But be clear, our strongest deferred revenues quarters will always September and December as we ratchet off price increases and we do our big corporate push at a calendar year end. And so it is not uncommon to see deferred revenue in our normal seasonal view start to slow down between March and June and then pick back up. So I tend to believe that you can’t look at these things as sequential numbers; you’ve got to look at them year-over-year and 37% growth, by any stretch of the imagination, is just another strong piece of performance.

Philip Winslow - Credit Suisse First Boston — Analyst

And then just on your services line, obviously, it is a smaller percentage of revenue, but you had a nice turn-around in that business over the past few quarters. When you start to look out longer term, I mean, do you feel like have you turned that corner there and you’re now in the higher growth trajectory there?

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

John Thompson - Symantec — CEO

Well, we think services will continue to be an important part of the overall solutions portfolio for Symantec. And long term, and I’m thinking you know, five years out or more, I would like to see that business represent double-digit percentages of total revenue as opposed to low single-digit percentages of revenue. So you should expect to see us continue to invest in the services business, as it drives not just top line revenue growth, but it helps to drag solution content, if you will, across the product portfolio overall.

Whether or not we turn the corner remains to be seen. I wouldn’t necessarily want to say that prior quarters have been bad, but I also don’t want to say that one quarter necessarily represents a trend line. We continue to focus on not just winning deals, but winning deals that can be managed profitably across the overall services portfolio.

Philip Winslow - Credit Suisse First Boston — Analyst

Great. Thanks, guys.

Operator

We will go next to Tom Berquist with Smith Barney. Please go ahead.

Chris Dibiazi - Smith Barney Citigroup — Analyst

Great, thanks. It’s [Chris Dibiazi] for Tom. With regard to the pcAnywhere business, it continues to be a drag. Do you think that is a business you can turn around, or at some point do you have to look at alternatives for it?

John Thompson - Symantec — CEO

I don’t know what the alternative would be other than to continue to use the cash flow generated by the product to invest in other areas of our business where we are going to derive real revenue growth. So I’m comfortable that we are managing this product within the expected decline; a decline that is caused by cannibalization at the low end of the remote control market by Microsoft.

Chris Dibiazi - Smith Barney Citigroup — Analyst

And then with regard to the big deals, you had another decent quarter. Can you give a little bit more color as far as product areas or product lines where that has been a surprise for you?

John Thompson - Symantec — CEO

Well, I think the one area that has really been very, very successful for us is the work that Dieter Giesbrecht’s team has done in enterprise administration. LiveState Recovery is off to a very, very solid start, and we think the whole LiveState family of products will, in fact, over time deliver very, very solid performance for the Company. New product launches that occurred late in the quarter already represent strong pipeline opportunities for this quarter and future quarters. So I think the investments that we made in On Technology and PowerQuest are really starting to bear fruit, and Dieter and his team have done a particularly good deal — or a good job.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Now, in addition to that, if you look at a lot of our multi-product deals during the quarter, you will find that the LiveState components were a part of many of those transactions. And so it says that this idea of helping customers deal with infrastructure resiliency is real and that the ideas we have around managing security and availability as a common platform is real, and we have proof points of that in our most recent recent quarter’s performance.

Operator

We will go next to Peter Kuper with Morgan Stanley. Please go ahead.

Peter Kuper - Morgan Stanley — Analyst

Thank you very much. Actually, I want to knit something out on an earlier question. Somebody said something about the consumer business being flat. I think everybody will admit, quite readily, it’s a very strong number, regardless. But this is the is first time we’ve seen flatness in like, eight quarters or something like that. So a little more color would be very helpful, I think.

John Thompson - Symantec — CEO

Flatness compared to what?

Peter Kuper - Morgan Stanley — Analyst

Quarter over quarter. I mean, 360 last quarter, 360 this quarter. Usually Q4 we see a nice, substantial uptick sequentially, but we didn’t see it this year.

Greg Myers - Symantec — CFO

Well, you may have seen that in prior years, Peter but as you follow the history of our company, not every fourth quarter has been sequentially up. As a matter of fact, what has boosted us in fiscal ‘03 and ‘02 had been more an outbreak environment that was much more active than we saw during the most recent March quarter. And so I think what you saw in the March quarter of this year was something that was more related to tradition than what you saw in the two prior years.

Peter Kuper - Morgan Stanley — Analyst

Okay. That’s fair. And then something — one other comment, Greg, you had mentioned you saw higher OEM costs. Can you elaborate a little more on that comment as well, please?

Greg Myers - Symantec — CFO

Well, clearly the OEM market as we have said in the past continues to get more competitive. Symantec is a company that continues to have significant share in the OEM markets and continues to deal with customers in terms of value, and so the cost of doing these deals has gotten more expensive for the Company. But that’s the cost of being an industry leader and a market share leader.

Operator

We will take our next question from Joel Fishbein with Janney Montgomery Scott.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Joel Fishbein - Janney Montgomery Scott — Analyst

Just a quick question on the enterprise spyware market. You mentioned that spyware is built on the 3.0 version and also on the AV version. Can you talk a little bit about pricing there and how big that market opportunity is for you guys?

John Thompson - Symantec — CEO

Well, we don’t generally talk about enterprise pricing because it is all over the lot sometimes, depending upon what it takes to win. But we do believe that the spyware/adware capability add more value to the offerings that we have in the marketplace. And we do believe that particularly for the Client Security 3.0 product, that should represent a higher price point than core AV for our enterprise customers. So our focus as a sales team is to move customers from traditional AV to the Client Security product that clearly has more price. Some of which you might want to attribute in the 3.0 release to the spyware/adware detection and removal capability.

Joel Fishbein - Janney Montgomery Scott — Analyst

So it is an incremental opportunity?

John Thompson - Symantec — CEO

It clearly should be.

Joel Fishbein - Janney Montgomery Scott — Analyst

Okay. Great. Thank you.

Operator

And we will go next to Sterling Auty with JP Morgan.

Sterling Auty - JP Morgan — Analyst

Thanks, guys. Just on the ISP front, can you talk about who are the — I guess bigger contributors on the ISP front, number one? Number two, is it just AV that is being offered through all of them, or are you doing more than just AV with some of them? And then the last part would be what are you doing differently in your structure of those business relationships to make it more of a revenue generator versus like what McAfee is doing? Thanks.

John Thompson - Symantec — CEO

Well, I can’t speak for McAfee; I can only speak with Symantec. And we just enter every relationship with the expectation that everybody should make money and that press releases are exciting, but they don’t generate earnings. And so our focus is on how do we deliver real value to the partner, and, in turn, we get value out of it on the back end. Now, that being said, T-Online is probably our biggest ISP partner, and it runs across the gamut of not just what we do in AV but what we do in anti-spam and what we do in the NIS product portfolio, our Norton Internet Security product portfolio, as well. So if you look at our capability with service providers around the world, you will find some who use our AV solution; you will find even more who use the combined Symantec Brightmail AntiSpam solution as a part of managing the spam traffic that is a part of their network.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Our whole focus, not just at the consumer packaged product level but at the ISP level as well, has been to migrate any existing ISP customer relationship from Norton AntiVirus to Norton Internet Security. We think that is a more feature-rich, functional capability for customers and should yield higher revenue for both our partner and for us as well.

Sterling Auty - JP Morgan — Analyst

Thanks.

Operator

We will go next to Michael Turits with Prudential Equity Group.

Michael Turits - Prudential Equity Group — Analyst

Hi, guys. A couple of questions. First, you said that you expected to give consolidated guidance just after the close. I know you said you’re going to announce, hope to announce that soon, but are you still on track for a June quarter close?

Greg Myers - Symantec — CFO

We have not given up on closing in June.

Michael Turits - Prudential Equity Group — Analyst

Okay. Thanks. Well said. VERITAS gave what they called conservative guidance for the June quarter; they said partly because of merger distraction. And how much of an element is that in your guidance, which doesn’t seem quite so conservative. In other words, could it have been higher and how big a factor was that merger distraction?

John Thompson - Symantec — CEO

Well, we think we’ve given guidance that is very balanced with what we see as the opportunity for us in the marketplace. It is certainly up compared to the consensus view of both revenue and EPS for the quarter, and it is consistent with how we have guided in the most recent transition quarter, from the end of the fiscal year to the beginning of a fiscal year; hence, almost essentially flat quarter to quarter. I can’t speak for the comments that was made by VERITAS. That’s a better question for Gary or for Ed.

But I do believe that as we enter this fiscal first quarter, we have a team on the Symantec side that has tremendous momentum in every market around the world. Might there be some disruption associated with the transaction? Absolutely. But we believe that our current guided forecast represents our best judgment of performance for the Company this quarter.

Michael Turits - Prudential Equity Group — Analyst

Okay. And then last question, Greg, I know you haven’t given guidance for next year but whatever the revenue growth rate will be in fiscal ‘06, any reason not to think that deferred revenue should grow at at least that rate; so again, grow higher than revs for Symantec?

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Greg Myers - Symantec — CFO

I think your first comment is absolutely spot on, Michael, which is we haven’t given guidance for next year yet. And clearly, I think we want to focus on consolidated guidance across both ourselves and VERITAS, which is why we have only spoken to the June quarter. And so I’m going to reserve all my judgment and guidance until after we close this transaction in the near future.

Operator

We will go next to Rob Owens with Pacific Crest Securities.

Rob Owens - Pacific Crest Securities — Analyst

Yes, good afternoon, guys. Greg, could you give us a hint as to the composition of deferred revenue? What’s sitting in consumer and what’s enterprise?

Greg Myers - Symantec — CFO

I can’t remember the percentages exactly, but it is slightly skewed toward the consumer.

Rob Owens - Pacific Crest Securities — Analyst

Okay. And then, second, on the EMEA region, it seems like this is the first quarter in a couple years where you actually saw a down March quarter versus the December quarter. So can you speak — are you seeing any particular geographies showing any weakness or is this just kind of going to be the seasonal trend going forward?

John Thompson - Symantec — CEO

Europe had a good quarter, but it was not its best quarter. And, if anything, the one region of Europe that was week was Germany, or the West as we call it — or East, and the consumer part of the Eastern region’s performance. And so I think that was — hopefully that was isolated, but clearly, it is something that we’ve got our eyes on.

Rob Owens - Pacific Crest Securities — Analyst

Thanks.

Operator

We will go next to Robert Breza with RBC Capital Markets.

Robert Breza - RBC Capital Markets — Analyst

My questions have been answered, thank you.

Operator

We will go next to Curtis Shauger with CIBC World Markets.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Curtis Shauger - CIBC World Markets — Analyst

Yes, good afternoon, everyone. Can you hear me okay?

John Thompson - Symantec — CEO

Yes, we can.

Curtis Shauger - CIBC World Markets — Analyst

Excellent. Key question here, I think, digging back into the distribution channel, did you see any type of shift? You’ve given us a lot of metrics and, I guess, to dig down into them, did you see any noticeable shift in where the emphasis of adoption is occurring? And I say that in whether it is online or through ISPs or through retail?

John Thompson - Symantec — CEO

Well our electronic channels continue to be the fastest growing way for us to reach consumers, and we continue to see that performance outpace anything that we do in our traditional box business by almost a factor of 1.5 to 2, depending upon the type of relationship we’re talking about. I would expect that to continue. It’s a very easy form of relationship for us to facilitate, our OEM partners have becomes in increasingly important in that regard, and today’s announcement of an extension in our relationship with HP is an important indication, or at least a strong indication, of how important we think those relationships are for us to reach new buyers.

Curtis Shauger - CIBC World Markets — Analyst

And just a quick follow-up, if I may. In terms of the ISP contribution, is there anything that you see as a structural — I wouldn’t say weakness, or I guess imperfection in how that might distribute the actual technology through time that would prevent it from becoming a dominant form of distribution for your technology, your core AV technology?

John Thompson - Symantec — CEO

Well, we think that the notion that one channel is going to dominate is kind of a figment of the market’s imagination. That has never been a way the way software or technology products in general have evolved from a distribution point of view. And so you should never assume that the soothsayers or oracles of the world who declare that some form of distribution is going to take over is, in fact, the way history would suggest it is going to occur. And so our strategy for the last six years has been to put products in every channel where customers are likely to buy, and let customers decide which convenience form they want to use and not try to dictate what the ultimate answer becomes.

And so your products have to be designed for those channels and your support infrastructure has to be built to manage that channel relationship, and that’s clearly what we’ve been doing at Symantec. And ultimately, how customers choose to buy, we will be there with a product and a support capability that is consistent with their expectations or exceeds those expectations.

Helyn Corcos - Symantec — IR

Keith, we have time for one more question.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Operator

Okay. Our final question will be taken from Ed Maguire with Merrill Lynch.

Ed Maguire - Merril Lynch — Analyst

Yes, good afternoon. As you look to merge the sales efforts, could you talk about the differences in rationalizing the sales models? And since it looks like the close of the deal has been pushed out a bit, what contingencies, if any, you’ve put in place to avert any disruption?

John Thompson - Symantec — CEO

Well, we haven’t announced any decision to push out the close of the deal, so I don’t know how you got that on this call. But nonetheless, we do believe it is important that we keep our sales teams focused on where there are minimal overlaps; and hence, cross-sell opportunities into each other’s territories will become possible. Art Matin from VERITAS and Tom Kendra from Symantec have been managing that process very, very closely and we think we have a coverage model that really does optimize on where we have existing relationships across the two companies in our very large enterprise segment for sure.

It is clear to us that in some regions of the world, the minimal — the overlap between where both of us sell into the marketplace is fairly minimal; Asia-Pacific is probably the best example of that. And clearly, in North America, you will have a higher degree of overlap; hence, we will be much, much more sensitive to how we manage the relationships that evolve between Symantec, VERITAS, and our mutual customers. I think Tom and Art have done a terrific job in mapping that out. I think the regional sales leaders are well down the path to identifying where the opportunity-based quota model can work for both companies, and how we can focus our team on winning, as opposed to whining.

Ed Maguire - Merril Lynch — Analyst

Great. Just a quick follow-up for Greg, do you have impact of foreign exchange on the quarter and operating cash flow?

Greg Myers - Symantec — CFO

Yes, I do. Let me grab my notes real quick. We said foreign exchange on the revenue side for both euros and sterling was $15 million against the quarter, favorable to revenue, and $74 million for the fiscal year. The benefit to income was $5 million for the quarter and $29 million for the fiscal year. And I didn’t carve currency out on the operating cash flows.

Operator

Ladies and gentlemen, this does conclude today’s question-and-answer session. At this time, I would like to turn the conference back to Mr. John Thompson for any additional or closing remarks.

John Thompson - Symantec — CEO

Well, I want to thank the 6,400 members of the team Symantec around the world for just a phenomenal fiscal 2005. You demonstrated to the marketplace, once again, the strength of our solutions portfolio and the attitude that our team has for winning around the world. We continue to believe, that is, Gary Bloom and I, that the combination of Symantec and VERITAS will be an unbeatable combination in the marketplace, and we’re committed to getting the transaction done. Thank you very much for tuning in.

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FINAL TRANSCRIPT

May. 04. 2005 / 5:00PM, SYMC — Q4 2005 Symantec Earnings Conference Call

Operator

Ladies and gentlemen, this does conclude today’s teleconference. We appreciate your participation, And you may disconnect your phone lines at this time.

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